

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2012

Via E-Mail
Paul Heney
Chief Executive Officer
Rainchief Energy Inc.
Suite 1500, 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8

> **Re: Rainchief Energy Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed May 7, 2012**
> **File No. 000-52145**

Dear Mr. Heney:

We have limited our review of your Form 20-F to the issues we address in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Exhibit 99.1

Independent Auditor's Report

Opinion, page 3

1. Please amend to include an audit opinion that refers to and opines on International Financial Reporting Standards <u>as issued by the International Accounting Standards Board</u> or include a reconciliation to US GAAP. Refer to Item 17(c) of Form 20-F.

Emphasis of matter, page 3

2. Please advise your independent accountants to revise their opinion to comply with
    PCAOB standards regarding going concern uncertainties. Refer to AU Section 341.12.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Nature and Continuance of Operations, page 8

3. Please amend to assert compliance with International Financial Reporting Standards <u>as
    issued by the International Accounting Standards Board</u> or include a reconciliation to US
    GAAP. Refer to Item 17(c) of Form 20-F.

Note 2 – Significant Accounting Policies

a) Statement of Compliance, page 8

4. We note that you adopted International Financial Reporting Standards (IFRS) on January
    1, 2010. Please explain how you were able to present 2009 IFRS financial statements
    when your transition date was January 1, 2010.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comment, please provide a written statement from the company
acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes, Staff Accountant at (202) 551-3774 or Brian K. Bhandari, Branch Chief at (202) 551-3390 if you have any questions regarding our comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining